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NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:11 22 April 2025

RNS Number : 5477F
Unilever PLC
22 April 2025

TRANSACTIONS IN OWN SECURITIES

22 April 2025

Unilever PLC (the "**Company**") announces today that it has purchased the followin ordinary shares on the London Stock Exchange from Goldman Sachs International (
The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	17 April 2025
Number of ordinary shares purchased:	50,000
Highest price paid per share:	GBP 48.0700
Lowest price paid per share:	GBP 47.1900
Volume weighted average price paid per share:	GBP 47.6068

Such purchases form part of the Company's existing share buy-back programme an pursuant to the instructions issued to the Broker by the Company on 13 February 202 on that date.

Following the purchase of these shares, Unilever holds 67,046,885 of its ordinary sh and has 2,501,500,934 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBP)	Aggregated volu
LSE	47.6068	50,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies i Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tim
250	47.32	XLON	08
464	47.32	XLON	08
250	47.33	XLON	08
256	47.33	XLON	08
335	47.34	XLON	08
95	47.34	XLON	08
140	47.34	XLON	08
261	47.33	XLON	08
251	47.38	XLON	08
252	47.36	XLON	08
223	47.38	XLON	08
227	47.37	XLON	08
224	47.41	XLON	09
225	47.39	XLON	09
230	47.41	XLON	09

229	47.43	XLON	09
225	47.33	XLON	09
226	47.39	XLON	09
224	47.40	XLON	09
226	47.34	XLON	09
223	47.34	XLON	09
223	47.33	XLON	09
11	47.32	XLON	09
2	47.32	XLON	09
217	47.32	XLON	09
231	47.28	XLON	09
231	47.27	XLON	09
227	47.21	XLON	10
224	47.21	XLON	10
226	47.21	XLON	10
358	47.21	XLON	10
369	47.19	XLON	10
464	47.26	XLON	10
137	47.26	XLON	10
432	47.24	XLON	10
40	47.25	XLON	10
459	47.25	XLON	10
364	47.24	XLON	10
485	47.24	XLON	10
152	47.29	XLON	10
71	47.29	XLON	10
230	47.29	XLON	10
109	47.29	XLON	10
873	47.28	XLON	10
181	47.28	XLON	10
701	47.28	XLON	10
868	47.26	XLON	10
743	47.26	XLON	10
719	47.24	XLON	10
304	47.24	XLON	10
24	47.24	XLON	10
255	47.26	XLON	10
232	47.24	XLON	10

82	47.25	XLON	10
293	47.29	XLON	10
240	47.30	XLON	10
223	47.30	XLON	10
89	47.26	XLON	10
89	47.28	XLON	10
142	47.28	XLON	10
326	47.34	XLON	10
281	47.34	XLON	10
89	47.36	XLON	10
25	47.36	XLON	10
7	47.36	XLON	10
89	47.36	XLON	10
89	47.36	XLON	10
27	47.36	XLON	10
339	47.35	XLON	11
269	47.37	XLON	11
246	47.39	XLON	11
226	47.37	XLON	11
240	47.33	XLON	11
242	47.31	XLON	11
226	47.29	XLON	11
227	47.35	XLON	11
227	47.35	XLON	11
114	47.33	XLON	11
114	47.33	XLON	11
223	47.33	XLON	11
2	47.33	XLON	11
221	47.33	XLON	11
232	47.37	XLON	11
226	47.34	XLON	11
230	47.29	XLON	12
226	47.27	XLON	12
229	47.27	XLON	12
223	47.27	XLON	12
224	47.24	XLON	12
7	47.23	XLON	12
218	47.23	XLON	12

43 47.25 XLON 12 298 47.20 XLON 12 273 47.23 XLON 12 258 47.23 XLON 12 195 47.32 XLON 12 43 47.32 XLON 12 234 47.36 XLON 12 224 47.47 XLON 13 224 47.48 XLON 13 228 47.52 XLON 13 223 47.47 XLON 13 230 47.48 XLON 13 200 47.56 XLON 13 25 47.56 XLON 13 224 47.62 XLON 13 224 47.65 XLON 13 223 47.65 XLON 13 225 47.67 XLON 13 225 47.75 XLON 13 223 47.71 XLON 13 226 47.63 XLON 13 223 47.58 XLON 14 226 47.60 XLON 14 226 47.65 XLON 14 224 47.67 XLON 14 224 47.71 XLON 14 232 47.76 XLON 14 223 47.76 XLON 14 229 47.73 XLON 14 231 47.75 XLON 14 224 47.74 XLON 14 258 47.77 XLON 14 243 47.79 XLON 14 235 47.78 XLON 14 237 47.84 XLON 14 235 47.82 XLON 14 132 47.82 XLON 14 305 47.88 XLON 14 269 47.89 XLON 14 265 47.92 XLON 14 252 47.92 XLON 14 245 47.88 XLON 14 101 47.86 XLON 14 139 47.86 XLON 14 239 47.88 XLON 14 238 47.86 XLON 14 34 47.89 XLON 14 208 47.89 XLON 14 241 47.89 XLON 14 241 47.91 XLON 14 208 47.88 XLON 14 30 47.88 XLON 14 238 47.89 XLON 14 234 47.89 XLON 14 232 47.87 XLON 14 48 47.87 XLON 14 326 47.94 XLON 14 286 47.94 XLON 14 260 47.96 XLON 14 246 47.97 XLON 14 238 47.99 XLON 14 238 47.97 XLON 14 224 48.00 XLON 14 238 48.03 XLON 14 231 47.99 XLON 14 223 47.96 XLON 14 231 47.95 XLON 14 234 48.00 XLON 14 231 48.02 XLON 15 9 47.97 XLON 15 42 47.97 XLON 15 240 47.97 XLON 15 229 48.00 XLON 15 230 48.00 XLON 15 295 47.93 XLON 15 325 47.89 XLON 15 242 47.95 XLON 15 255 47.96 XLON 15 262 47.96 XLON 15 255 47.94 XLON 15 355 47.98 XLON 15 358 47.97 XLON 15 8 47.97 XLON 15 335 47.97 XLON 15 345 48.00 XLON 15 306 47.93 XLON 15 37 47.93 XLON 15 341 47.90 XLON 15 359 47.90 XLON 15 351 47.83 XLON 15 340 47.81 XLON 15 108 47.89 XLON 15 248 47.89 XLON 15 267 47.86 XLON 15 260 47.88 XLON 15 350 47.90 XLON 15 341 47.91 XLON 15 351 47.89 XLON 16 375 47.90 XLON 16 347 47.93 XLON 16 345 47.96 XLON 16 260 48.01 XLON 16 280 48.01 XLON 16 99 47.97 XLON 16 169 47.97 XLON 16 262 47.98 XLON 16 355 48.00 XLON 16 365 48.00 XLON 16 152 48.06 XLON 16 17 48.06 XLON 16 4 48.06 XLON 16 8 48.06 XLON 16 27 48.06 XLON 16 27 48.06 XLON 16 27 48.06 XLON 16 6 48.06 XLON 16 264 48.06 XLON 16 314 48.07 XLON 16 339 48.03 XLON 16 323 48.02 XLON 16 21 48.02 XLON 16 176 48.01 XLON 16 103 48.01 XLON 16 617 48.01 XLON 16 91 48.02 XLON 16 320 48.02 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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